SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 Or 15d-16 Of The
                        Securities Exchange Act of 1934


                          Short Form of Press Release


                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
             (Exact name of Registrant as specified in its Charter)

                           LATIN AMERICAN EXPORT BANK
                (Translation of Registrant's name into English)


                       Calle 50 y Aquilino de la Guardia
                                Apartado 6-1497
                             El Dorado, Panama City
                               Republic of Panama
             (Address of Registrant's Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F  x       Form 40-F
                ---                ---
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

      Yes        No  x
          ---       ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).82__.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


August 18, 2004
                                   Banco Latinoamericano de Exportaciones, S.A.


                                     By: /s/ Pedro Toll
                                        ----------------------
                                     Name:  Pedro Toll
                                     Title: Deputy Manager

                                 [LOGO] Bladex


FOR IMMEDIATE RELEASE

        Bladex reports Second Quarter 2004 Net Income of US$24.3 million

2Q04 Financial Highlights

o Net Income in the 2Q04 was US$24.3 million, compared to US$29.8 million in the 1Q04, and US$67.1 million in the 2Q03.

o Credit portfolio in Argentina at June 30, 2004, was US$360 million, down US$224 million, or 38%, from a year ago, and down US$39 million, or 10%, from 1Q04.

o Credit disbursements grew 41% during the quarter. Following repayments on the Argentine credit portfolio and reductions of the non-trade exposure, the total credit portfolio grew by US$58 million, or 2%.

o     The trade portfolio grew by US$114 million, or 7%

Panama City, Republic of Panama, August 17, 2004 - Banco Latinoamericano de Exportaciones, S.A. - Bladex (NYSE: BLX or the "Bank"), announced today its results for the second quarter ended June 30, 2004. (The Bank's financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars.)

For the quarter, the Bank reported net income of US$24.3 million, or US$0.62 per share, compared to net income of US$29.8 million, or US$0.76 per share, in the previous quarter, and net income of US$67.1 million, or US$3.65 per share, in the second quarter of 2003. Net income for the second quarter reflected
Argentine provision reversals of US$18.3 million, compared to Argentine provision reversals of US$18.9 million for the first quarter due to payments and prepayments on the Argentine restructured loans.

First half 2004 net income amounted to US$54.1 million, or US$1.37 per share, compared to US$77.5 million, or US$4.32 per share, for the same period in 2003. The results for the first half of 2004 reflected Argentine provision reversals of US$37.2 million, compared to provision reversals and gain on the sale of securities for US$57.5 million in the first half of 2003. The 2003 results reflected the sale of US$169.5 million of Argentine assets. No such sales have taken place during 2004.

                                                        Key Figures
      ------------------------------------------------------------------------
                                      6M03     6M04    2Q03    1Q04      2Q04
      ------------------------------------------------------------------------
      Net Income (In US$ million)    $77.5    $54.1   $67.1   $29.8     $24.3
      EPS (*)                        $4.32    $1.37   $3.65   $0.76     $0.62
      Return on Average Equity       43.2%    18.0%   70.3%   20.2%     15.8%
      Tier 1 Capital Ratio           32.2%    41.1%   32.2%   37.9%     41.1%
      Net Interest Margin            1.76%    1.70%   1.78%   1.69%     1.72%
      ------------------------------------------------------------------------

(*) Earnings per share calculations are based on the average number of shares outstanding during each period. During the first quarter of 2004 the average number of common shares outstanding was 39.4 million, an amount unchanged from the first quarter of 2004, and compared to 18.3 million during the second quarter of 2003.

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

Comments from the Chief Executive Officer:

Jaime Rivera, Chief Executive Officer of Bladex, stated, "The second quarter saw
continued  progress  with  respect  to  our  client,   product,   and  portfolio
strategies.

We are working in an environment that plays to Bladex's strengths. Although overall economic growth levels are not as robust as we had envisioned, trade flows are benefiting from strong commodity prices and from policies geared towards promoting foreign trade as one of the cornerstones of economic growth. With the completion of the CAFTA negotiations, and with the ongoing talks among the United States, the European Community and several countries in the Region, we are now more confident than ever about our strategic premise calling for increased business opportunities for Bladex.

The second quarter highlights for Bladex were the following:

First, the obligors under our rescheduled credit portfolio in Argentina met all of their US$18.7 million in principal payments due. In addition, the Bank received US$19.6 million in prepayments, a reflection of the improving liquidity and, in some cases, improved balance sheet strength of some of our clients in the country.

Second, the Bank's new client coverage model is yielding results. Disbursements in the second quarter totaled US$1.2 billion, 41%, or US$343 million, above the levels of the first quarter. We were thus able to grow the credit portfolio by 2%, in spite of significant reductions in our stock of non-trade portfolio.

Third, we are encouraged by the continued increase in deposit balances, which have risen 64% to US$841 million in the last year.

Fourth, Bladex took action on the capital management front. The increased common dividend, the special dividend, and the stock repurchase program announced on August 5, 2004, comprise a balanced package designed with the long-term interests of the Bank and its shareholders in mind.

The second quarter showed the initial results of our new product deployment strategy, as we booked US$43.4 million of new country risk guarantee transactions. Continued work along the new product front holds the key to operating earnings growth. With all other issues addressed, operating earnings growth has now become the principal priority of the Bank." Mr. Rivera concluded.

ABOUT Bladex

Bladex is a multinational bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, Latin American and international commercial banks, and institutional and retail investors. Through June 30, 2004, over its 25 years of operations, Bladex had disbursed accumulated credits of over US$126 billion in Latin America.

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

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This press  release  contains  forward-looking  statements  of  expected  future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the environment in which Bladex is working playing to Bladex's strengths, the ability of Bladex to do business under specific market conditions, the improving liquidity of Bladex's clients in Argentina and the ability of Bladex to withstand volatility in its markets.
These  forward-looking   statements  reflect  the  expectations  of  the  Bank's
management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank's expectations. Among the factors that can cause actual performance and results to differ materially are as follows: a decline in the willingness of international lenders and depositors to provide funding to the Bank, causing a contraction of the Bank's credit portfolio, adverse economic or political developments in the Region, particularly in Argentina or Brazil, which could increase the level of impaired loans in the Bank's loan portfolio and, if sufficiently severe, result in the Bank's allowance for probable credit losses being insufficient to cover losses in the portfolio, unanticipated developments with respect to international banking
transactions   (including   among  other  things,   interest  rate  spreads  and
competitive conditions), a change in the Bank's credit ratings, events in Argentina and Brazil or other countries in the Region unfolding in a manner that is detrimental to the Bank, or which might result in adequate liquidity being unavailable to the Bank, or the Bank's operations being less profitable than anticipated.
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Bladex is listed on the New York Stock Exchange.  Further  investor  information can be found at www.blx.com.


A LONGER VERSION OF THIS PRESS RELEASE WITH DETAILED INFORMATION HAS BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND CAN BE OBTAINED FROM BLADEX AT:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
Attention: Carlos Yap, Senior Vice President, Finance
Tel. No. (507) 210-8581, e-mail: cyap@blx.com,
-or-
Investor relations firm
i-advize Corporate Communications, Inc.
Melanie Carpenter / Peter Majeski
Tel: (212) 406-3690, e-mail: bladex@i-advize.com

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There will be a conference  call to discuss the quarterly  results on August 18,
2004 at 11:00 a.m. New York City time. For those interested in participating, please call (888) 208-1814 in the United States or, if outside the United States, please dial (719) 457-2655. All participants should give the conference ID#816466 to the telephone operator five minutes before the call is set to begin. There will also be a live audio webcast of the event at www.blx.com.

Bladex's conference call will become available for review on Conference Replay one hour after the conclusion of the conference, and will remain available through August 19, 2004. Please dial (888) 203-1112 or (719) 457-0820 and follow the instructions. The Conference ID#, for the call that will be replayed is 816466.
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